Mail Stop 3561
								July 21, 2005

Colin Gervaise-Brazier, President
Paygard, Inc.
14-16 Regent Street
London, SW1
United Kingdom

Re:	Paygard Inc.
	Item 4.01 Form 8-K
      Filed July 20, 2005
	File No. 0-29685

Dear Mr. Gervaise-Brazier:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant`s report on the financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and to describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant`s report. Please revise.

      In the second and third paragraphs of the disclosure you use the word "your" in lieu of using the words "our", "the company`s", "the registrant`s", or "Paygard`s". Please revise these disclosures to correct this.

	Include an updated letter from your former auditor addressing your revised disclosure as an exhibit to your Form 8-K/A. Please note that you do not need to re-file the letter from the former auditors confirming that the client-auditor relationship between them and you has ceased.

   We reiterate our request for you to provide, in writing, a statement from the registrant acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond.
You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	If you have any questions, please call Babette Cooper at
(202)
551-3396.

							Sincerely,



							Babette Cooper
							Staff Accountant

Cc:  Michael Littman
??

??

??

??


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306

         DIVISION OF
CORPORATION FINANCE